EXHIBIT 99.1

Banro Corporation

PRESS RELEASE

Banro Signs Memorandum of Understanding with China Gold International

Toronto, Canada – April 21, 2011 - Banro Corporation ("Banro" or the "Company") (NYSE AMEX - "BAA"; TSX - "BAA") is pleased to announce that it has signed a non-binding memorandum of understanding (the "MOU") with China Gold International Resources Corporation Limited ("China Gold International") to negotiate a proposed joint venture transaction.  The MOU provides that the parties intend to cooperate on the development of Banro’s Twangiza property, including the proposed Phase 2 mine and the related proposed hydro power project.  The MOU also provides that the parties intend to extend the cooperation to Banro’s other properties located along the Twangiza-Namoya gold belt in the Democratic Republic of the Congo (the "DRC").

The MOU still represents an early stage of discussions between the parties, with a definitive agreement providing for the specific transaction structure and other terms still to be negotiated by the parties.  The MOU does not create an obligation on the part of either party to consummate any transaction.  There is no assurance that any transaction will be consummated.

While Banro has sufficient funds to develop the Twangiza Phase 1 mine, the Company believes that a potential partnership would fast-track development of all of Banro’s properties located along the Twangiza-Namoya gold belt.

China Gold International is a TSX and Hong Kong listed mining company trading under the symbol CGG on the TSX and under stock code 2099 on the Hong Kong Stock Exchange.  China Gold International acts as China National Gold's international vehicle.  China National Gold, a Chinese state-owned enterprise and the largest gold producer in China, owns approximately 39.3% of the outstanding shares of China Gold International.

Banro is a Canadian-based gold exploration and development company focused on the development of four major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC.  Led by a proven management team with extensive gold and African experience, Banro is constructing “Phase 1” of its flagship Twangiza project.  Banro's strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Cautionary Note Concerning Forward-Looking Information  This press release contains forward-looking information.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding a potential transaction between Banro and China Gold International, a potential hydroelectric facility, proposed development of Banro’s Twangiza property and other properties and proposed future gold production) constitute forward-looking information.  This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the

Company.  Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things: the MOU between Banro and China Gold International still represents an early stage of discussions between the parties and does not in any way constitute an agreement for a transaction between the parties, and no assurance can be given that such an agreement will be entered into; the uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of Banro’s properties; failure to establish estimated mineral resources or mineral reserves (Banro’s mineral resource and mineral reserve figures are estimates and no assurances can be given that the indicated levels of gold will be produced); uncertainties relating to the availability and costs of any financing needed in the future; fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical test work carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 29, 2011 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

_______________________________

For further information, please visit our website at www.banro.com, or contact: Simon Village, Chairman, United Kingdom, Tel: +44 1959 575 039; Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, Canada, or Tomas Sipos, Vice-President, Corporate Development, Toronto, Ontario, Canada, Tel: (416) 366-2221 or 1-800-714-7938.